12.9.2016

לכבוד
חברת ביונדווקס פארמצבטיקה בע"מ
רחוב איינשטיין 14
פארק המדע
נס ציונה

<u>לידי עו"ד אילן גרזי</u>
פקס: 03 -6073778.

שלום רב,

הנדון: <u>נייר עמדה – אסיפת בעלי מניות קבועה ליום 22.9.16 של חברת ביונדווקס</u>

אנו מודיעים לכם בזאת –

1. אנו מתנגדים לכל הצבעה שהיא שתבוצע על ידי החברה באמצעות הפרוקסי שיימסר לאדם כלשהו על ידי החברה בגין ניירות ה- ADS של המחזיקים שלא יצביעו בעצמם.
2. אנו מתנגדים להארכת הסכם העסקתו של ד"ר בבקוב ב- 7 שנים נוספות.
3. אנו מתנגדים לשינוי מדיניות התגמול של החברה.

הממשיכים בע"מ

* רצ"ב אישור בעלות על המניות, נכון ליום 25.8.2016

01/09/2016

אישור בעלות

שם החברה: ביונדוקס פרמצבטיקה בע"מ   מספר החברה: 513436105

פרטי בעלי המניות

(1) שם תאגיד: המשושלים בע"מ
(2)מספר רישום תאגיד: 512831306
מדינת התאגדות: ישראל
(3) המועד שלגביו ניתן אישור הבעלות: 25/08/2016

פרטים על המניות

(1) שם נייר ערך: ביונדוקס פרמצבטיקה   מספר בורסה: 1105204
(2) מספר מניות: 633,525.00   (3) סוג המניות:

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